March 2, 2006
COURIER
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Re:	Brascan Corporation Form 40-F for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005 File No. 33-97038
Dear Mr. Decker:
     Thank you for your letter of January 12, 2006. We have reproduced your questions in this letter and included our responses thereto.
General
1.	You state that the value of Brascan’s assets has been determined consistent with Section 2(a)(41)(A) of the Investment Company Act of 1940, except that the valuation was performed by Brascan’s management “rather than its board of directors.” Section 2(a)(41) of the Investment Company Act requires that securities be valued using market quotations if such quotations are readily available. When market quotations are not readily available, securities must be valued using their fair values as determined in good faith by the company’s board of directors. Please tell us if your board of directors has established procedures for reviewing and evaluating the value of your assets, including securities. If your board of directors adopted such procedures, please tell us if the procedures require the board of directors, in its oversight role, to review or approve valuations performed by your management.

Response

Prior to December 31, 2004 management prepared a valuation of the company’s assets on a quarterly basis which formed part of management’s discussion and analysis and which was reviewed and approved by the Audit Committee and Board of Directors (the “Board”). The methodology used a combination of market quotations and management estimates. We discontinued our practice of publishing asset valuations during 2005 and accordingly, there was no formal Board review or approval during this period.

During 2005, management reviewed the company’s status in the context of the Investment Company Act (the “ICA”) and performed the necessary calculations to ensure compliance, however, this analysis was not presented to the Board. The methodology used to value assets where market quotations were not readily available was consistent with that used for the published company valuations, as well as the analysis provided to the SEC on December 1, 2005. On February 9, 2006 our Audit Committee and Board reviewed and approved those calculations of fair value. At the same meeting we discussed with our Board the requirement to review and approve the valuation of our assets in accordance with the Investment Company Act on an ongoing basis and are in the process of developing formal procedures. It is our expectation that this will be done with the board at least annually.

2.	You state that your analysis has been presented in accordance with Canadian GAAP, which you believe would result in a “substantially similar analysis” to one prepared in accordance with US GAAP. Under the federal securities laws, the status of an entity as an investment company must be determined in accordance with US GAAP. Accordingly, please provide us with a reconciliation of your analysis to US GAAP.

Response

The financial statements of the company prepared under Canadian GAAP resulted in total assets of $20,010 million for the period ended December 31 2004. The same financial statements as prepared under US GAAP, as disclosed in Note 23 of our 2004 annual financial statements, resulted in total assets of $20,986 million. The reconciliation between the total consolidated assets under each GAAP is as follows:

Assets under Canadian GAAP	$20,010
Consolidation of Variable Interest Entities	1,154
Fair value of trading and available for sale securities	33
Adjustment to equity accounted investments	(170)
Other cumulative adjustments	(41)

Assets under US GAAP	$20,986

The major difference between the two GAAPs is the requirement to consolidate variable interest entities in accordance with FIN64R at the end of 2004 as opposed to the first quarter of 2005 as required under Canadian rules. The consolidation of variable interest entities would not have any impact on our evaluation under the ICA as the analysis is prepared on a deconsolidated basis.

Other adjustments in reconciling to US GAAP include the requirement to carry securities available for sale and trading securities at market value and the requirement to adjust the carrying value of our equity accounted investments for the cumulative impact of US GAAP adjustments at the investee level. In each of these cases, there would be no impact on the calculation of fair value under the ICA, as trading, available for sale securities, and our equity accounted investments are valued using market quotations in any event. Accordingly, we believe that other reconciling items to US GAAP would have an immaterial impact on our fair value analysis previously provided.

We have only provided a discussion on the impact of US GAAP reconciling items to our December 31, 2004 analysis in accordance with the ICA due to the difficulty associated with preparing a US GAAP reconciliation for each quarter provided in our previous analysis.

3.	We note that you reported loans and notes receivable equal to $900 million of funds management assets on your consolidated balance sheet as at December 31, 2004 and $407 million on your unaudited balance sheet as at June 30, 2005. Your analysis includes your unconsolidated balance sheet. The unconsolidated balance sheet, however, contains no line item comparable to loans and notes receivable and discloses no amounts under the asset category “Loans receivable, net of provisions” for any quarter, including those ending December 31, 2004 and June 30, 2005. Please explain why you have not disclosed the value of the loans and notes receivable in your analysis. In footnote 4 of your unconsolidated balance sheet, you state that “loans receivable that would otherwise qualify as “bad” assets have been provided for in accordance with GAAP.” Please clarify the meaning of this statement in footnote 4.

Response

As required by the ICA, our analysis was prepared on a deconsolidated basis and consequently does not contain certain line items that may otherwise appear in our consolidated financial statements. Specifically, the loans and notes receivable of $900 million and $407 million relate mainly to activities conducted by our funds management subsidiary and other subsidiaries which are not consolidated for the purposes of preparing the analysis. For the purposes of the analysis we have assumed the entire net investment in the funds management subsidiary to be a ‘bad asset’.

In reference to footnote 4, we have certain loans at the corporate level to entities which, for purposes of preparing our consolidated financial statements, have been deemed as uncollectible and have a carrying value of $nil after deducting associated provisions.

4.	We previously requested that you separately analyze the investment company status for each of your subsidiaries. Under Section 3(a)(1)(C) of the Investment Company Act, the amount of investment securities must be determined based on total assets on an unconsolidated basis. We note that each of the separate subsidiary analyses you provided included a footnote stating that consolidated financial statements of the subsidiary were used as a proxy for unconsolidated financial statements (with the exception of Island Timberlands). We are not aware of any authority that permits analysis on other than an unconsolidated basis. Please provide us with an analysis for each of these subsidiaries (including Island Timberlands, as appropriate) on an unconsolidated basis.

Response

Our principal subsidiaries are Brookfield Properties Corporation, Brookfield Homes Corporation, Brookfield Power Inc., Brascan Brazil and our funds management business. We have reviewed the consolidated and deconsolidated financial profile of each of these entities and, based on this review and discussion with management of each subsidiary, we have determined that all but the funds management subsidiary are clearly not investment companies within the meaning of the ICA.

At your request we have attached the analysis of Brookfield Properties Corporation, Brookfield Homes Corporation, Brookfield Power Inc. and our Brazilian operations on a deconsolidated basis for each of December 31, 2004 and December 31, 2005. The result of this analysis had no change to our initial conclusion provided to you.

The deconsolidated financial statements provided to us by our operating subsidiaries were prepared on a book value basis and do not have any adjustments to fair value which, we are aware, is a requirement of the ICA. However, we are certain that the preparation of such an analysis using fair values would not change our conclusions. This is based on the low level of ‘bad assets’ relative to ‘good assets’ and our belief that the value of the ‘good assets’ is significantly higher than their book value, whereas the fair value of the bad assets is approximately equal to book value.

5.	In addition, you have not provided us with any information or analysis for BFREG/Commercial, Brazil Timberlands and Coal Lands, each of which is shown as holding assets that were included in calculating whether your investment securities exceed the 40% limitation. Please either provide the requested information and analysis or confirm, if accurate, that you have included the value of your securities holdings in BFREG/Commercial, Brazil Timberlands and Coal Lands in calculating the percentage of investment securities held by you under Section 3(a)(1)(C).

Response

Our Commercial brokerage, Brazil Timberland and Coal Land businesses contain no assets that would be deemed investment securities under the ICA as illustrated in the table below and as a result have been included as ‘good assets’ in our analysis previously provided.

As at December 31, 2004	Commercial	Brazil Timberlands	Coal Lands
Cash and cash equivalents	$1	$—	$—
Accounts and other receivables	27	14	—
Property, plant and equipment	9	37	70
Other assets	—	—	—

Total Assets	$37	$51	$70

6.	As noted above, Section 2(a)(41) requires that securities be valued using market quotations if such quotations are readily available. When market quotations are not readily available,

securities must be valued using their fair values as determined in good faith by the company’s board of directors. Please explain how the investment securities held by Brookfield Properties Corporation, Brookfield Homes Corporation, Brascan Power Inc. and Brazil Investments were valued. If fair values were used, please provide information regarding the basis for, and the persons responsible for determining, such values.

Response

Investment securities held by Brookfield Properties Corporation, Brookfield Homes Corporation, Brascan Power Inc. and Brazil Investments have been included in the ICA analysis at book value. The audited financial statements, which are approved by each company’s board of directors, states that the book value of marketable securities approximates their fair values. In all material respects these securities are financial assets and have been valued using market quotations, or by reference to comparable securities with market quotations.
We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.
Yours very truly,
/s/   Brian D. Lawson
Brian D. Lawson
Managing Partner and Chief Financial Officer

ANNEX A
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